Exhibit 99.7

RNS Number: 6064W
InterContinental Hotels Group PLC
16 March 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 509.6906p per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END